Sub-Item 77Q1(e): Copies of Any New or Amended Investment Advisory Contracts

GSAM: Please file Assumption Agreement dated November 1, 2017 between Goldman Sachs Asset Management International and Goldman Sachs Asset Management, L.P. (with respect to the Goldman Sachs Strategic International Equity Fund).